UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

James C. Munsell Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

February 24, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$3,060,645 (approximately 10% of 1/31 estimated NAV) (a)	Amount of Filing Fee:	$350.75(b)

(a)           Calculated as the aggregate maximum value of Units being purchased.

(b)           Calculated at $114.60 per 1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

•
Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) is offering to purchase Units (as defined below) of the Feeder Fund (the “Offer”) in an amount up to approximately 10% of the Units of the Feeder Fund outstanding as of June 30, 2012 (the “Repurchase Date”) from the members of the Feeder Fund (the “Members”).  The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Feeder Fund in connection with the repurchase.  As used in this Schedule TO, the term “Units” refers to units of limited liability company interest of the Feeder Fund.  Members that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time on March 26, 2012 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Feeder Fund or its designated agent after the Offer Acceptance Deadline will be void.

•
A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $50,000.  The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

•	The Feeder Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Feeder Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following:  (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Feeder Fund to dispose of securities it owns or to determine the value of the Feeder Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Feeder Fund, the Master Fund (as defined below in Item 3), the Members or the members of the Master Fund to suspend or postpone the Offer.

•
A Member who tenders for repurchase such Member’s Units as of the Repurchase Date will be subject to a fee of 5.00% of the value of the Units repurchased by the Feeder Fund, payable to the Feeder Fund (an “Early Repurchase Fee”) if the Units have been held by such Member for less than one year as of the Repurchase Date.

•
Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle such Member to be paid within 90 calendar days after the Repurchase Date (the “Payment Date”).

•
Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to 95% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling such Member to up to the remaining 5% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (as adjusted (if at all) in accordance with the next paragraph, the “Subsequent Payment”).

•
Following the later of:  (i) the completion of the Feeder Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee and the as-adjusted Subsequent Payment will be paid to such Member.

•
Payments for repurchased Units may be further delayed under circumstances where the Master Fund has determined to redeem its interests in Underlying Funds (as defined below in Item 3) to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

•
The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Feeder Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

•
The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units determined on the Repurchase Date, less the applicable Early Repurchase Fee.  Such amount is calculated by reference to the net asset value of the Feeder Fund’s assets (based in part on oral or written estimates of the value of the Master Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to such Member’s Units.  Such estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

•
Members tendering all of their Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of such Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date they can expect to receive payment of repurchase proceeds for such Units from the Feeder Fund.  Members whose Units are repurchased will bear the risk that the Feeder Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.  This period of time is intended, in part, to assist the Feeder Fund in paying the amount due to Members on the Payment Date.

•
The Offer is being made to all Members of the Feeder Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.  The Master Fund may maintain cash or borrow money to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.

•
If in this Offer, Members tender for repurchase more than 10% of Units outstanding on the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion, either: (i) repurchase only a pro rata portion of the amount of Units tendered by each Member according to the amount of Units tendered by each Member for repurchase as of the Repurchase Date; or (ii) initiate a new Offer pursuant to which the Feeder Fund will repurchase a greater amount of Units, which may be equal to or less than the number of Units tendered by Members in this Offer, provided, however, that if the number of units of limited liability company interests of the Master Fund (“Master Fund Units”) tendered for repurchase concurrently with this Offer by members of the Master Fund (including, for the avoidance of doubt, Master Fund Units tendered by the Feeder Fund) is equal to 10% or less of outstanding Master Fund Units as of the Repurchase Date, the Board expects to accept the tender of all Units.

•
If a Member would like the Feeder Fund to purchase all of its Units or any portion of its Units, it should complete, sign and either (i) deliver a Letter of Transmittal to Ironwood Multi-Strategy Fund LLC, c/o State Street Bank and

Trust Company, 200 Clarendon Street, JHT1651, Boston, MA 02116; or (ii) fax it to State Street Bank and Trust Company at (617) 937-3051, so that it is received before 12:00 midnight, Eastern Standard Time, on March 26, 2012.  IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO STATE STREET BANK AND TRUST COMPANY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MARCH 26, 2012).  See Item 4(a)(1)(vii).  The value of the Units is expected to change between January 31, 2012 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact Ironwood at (415) 777-2400 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Standard Time).

Please note that the Feeder Fund may suspend or postpone the Offer in limited circumstances  by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on March 26, 2012, a Member that tenders all of its Units will remain a Member of the Feeder Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)  The name of the issuer is “Ironwood Multi-Strategy Fund LLC”.  The Feeder Fund is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  The principal executive office of the Feeder Fund is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

(b)  The title of the securities that are the subject of the Offer is “Units” of the Feeder Fund.  As of the close of business on January 31, 2012, there are approximately 30,269 outstanding Units and the estimated net asset value of the Feeder Fund was approximately $30,606,000.  Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units in an amount up to approximately 10% of the Units outstanding as of the Repurchase Date that are tendered by Members for repurchase as described above in Item 1.

(c)  There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of Feeder Fund’s prospectus, dated August 30, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Feeder Fund’s Amended and Restated Limited Liability Company Agreement dated October 5, 2010 (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the “Feeder Fund” or the subject company) is “Ironwood Multi-Strategy Fund LLC”.  The Feeder Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Feeder Fund’s investment objective is capital appreciation with limited variability of returns.  The Feeder Fund attempts to achieve this objective by investing substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”), which is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.

The Master Fund attempts to achieve its investment objective by allocating capital among a number of pooled entities that are organized in non-U.S. jurisdictions and classified as corporations for U.S. federal income tax purposes (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Feeder Fund and the Master Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors on the Feeder Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price and Jonathan Gans.  Their address is c/o Ironwood Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)   (1)(i) Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units in an amount up to approximately 10% of the Units outstanding as of the Repurchase Date that are tendered by Members by 12:00 midnight, Eastern Standard Time, on March 26, 2012.

(ii)  The value of the Units tendered to the Feeder Fund for purchase will be the net asset value as of the close of business on June 30, 2012, less any Early Repurchase Fee due to the Feeder Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 90 calendar days after the Repurchase Date).

Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling such Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

Following the later of: (i) the completion of the Feeder Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee and the as-adjusted Subsequent Payment will be paid to such Member.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Feeder Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that:  (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

(iii)  The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on March 26, 2012.

(iv)  Not applicable.

(v)  The Feeder Fund does not expect to extend the Offer.

(vi)  Not applicable.

(vii)  Members wishing to tender Units pursuant to the Offer should respond to the Feeder Fund with an Offer Acceptance by delivering a completed and executed Letter of Transmittal to State Street Bank and Trust Company, at the address set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by State Street Bank and Trust Company no later than 12:00 midnight, Eastern Standard Time, on March 26, 2012.  The Feeder Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to State Street Bank and Trust Company must also send or deliver the original completed and executed Letter of Transmittal to State Street Bank and Trust Company promptly thereafter.

(viii)     For purposes of the Offer, the Feeder Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to purchase such Units.

In addition, a Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $50,000.  The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

(ix)  If, in this Offer, Members tender for repurchase a greater number of Units than 10% of the Units outstanding as of the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion, either: (i) repurchase only a pro rata portion of the amount of Units tendered by each Member according to the amount of Units tendered by each Member for repurchase as of the Repurchase Date; or (ii) initiate a new Offer pursuant to which the Feeder Fund will repurchase a greater amount of Units, which may be equal to or less than the number of Units tendered by Members in this Offer, provided, however, that if the number of Master Fund Units tendered for repurchase concurrently with this Offer by members of the Master Fund (including, for the avoidance of doubt, Master Fund Units tendered by the Feeder Fund) is equal to 10% or less of outstanding Master Fund Units as of the Repurchase Date, the Board expects to accept the tender of all Units.

(x)  The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Feeder Fund of Members that do not tender Units.  Members that retain their

Units may be subject to increased risks that may possibly result from the reduction in the Feeder Fund’s aggregate exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Master Fund’s investments in the Underlying Funds.  The Feeder Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.  Payment for Units purchased pursuant to the Offer will require the Feeder Fund to tender a portion of its Master Fund Units.  Such a tender by the Feeder Fund could result in Ironwood being required to raise cash to accommodate the tender by liquidating the Master Fund’s portfolio holdings in the Underlying Funds earlier than Ironwood would otherwise have liquidated such holdings, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Feeder Fund also bears a pro rata portion of the operating expenses of the Master Fund.

(xi)  Not applicable.

(xii)  The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Units by the Feeder Fund for cash pursuant to the Offer.  This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment).  The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  The Feeder Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer.  This summary does not discuss any aspects of foreign, state or local tax.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of at least 20% in the Member’s proportionate interest in the Feeder Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires  that all Units of the Feeder Fund actually and constructively owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Feeder Fund, which should be the case if the Member has a minimal interest in the Feeder Fund, exercises no control over Feeder Fund affairs and suffers a reduction in its proportionate interest in the Feeder Fund.

If the sale of a Member’s Units meets any of the tests for “sale or exchange” treatment, such Member will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss if the Units sold have been held by such Member as a capital asset.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum capital gains rate currently applicable to such a sale of Units by an individual in 2011 will be 15%.

Upon disposition of Units, the Feeder Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012 and disposed of after that date, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Feeder Fund’s default method of first-in, first-out, unless the Member has instructed the Feeder Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units.  If the Member holds their Units through a broker (or other nominee), the Member should contact that broker (nominee) with respect to reporting of cost basis and available elections for the Member's account. The Member should consult with their tax advisor to determine the best IRS-accepted cost basis method for their situation and to obtain more information about how the new cost basis reporting law applies to them.

If none of the Section 302 tests described above is met, a Member may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on: (i) whether there are sufficient otherwise undistributed earnings and profits to support a dividend; and (ii) such Member’s tax basis in the Units.  In that case, the tax basis in the Units tendered to the Feeder Fund remaining after any return of capital will be transferred to any remaining Units held by such Member in the Feeder Fund.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to a withholding tax unless either:

1.
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9, and certifies under penalty of perjury:  (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

2.	an exception applies under applicable law and Treasury regulations.

(a)(2)       Not applicable.

(b)   Any Units to be purchased from any officer, Director or affiliate of the Feeder Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Feeder Fund’s Prospectus and LLC Agreement, each of which were provided to each Member in advance of subscribing for Units, provide that the Board has the sole and absolute discretion to determine whether it will cause the Feeder Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.  In any tender offer, the Board may determine to cause the Feeder Fund to repurchase less than the full amount of the Units that Members requested to be repurchased.  In determining whether the Feeder Fund should make an Offer to repurchase Units from Members in response to repurchase requests, and the number of Units that will be the subject of such Offer, the Board will consider, among other things, the recommendation of Ironwood.  The Prospectus also states that Ironwood expects that it will recommend to the Board that the Feeder Fund makes an Offer to repurchase Units from Members as of June 30 and December 31 of each year.

The Feeder Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Feeder Fund, the Master Fund, Ironwood, the Directors or any person controlling the Feeder Fund, the Master Fund or Ironwood; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and LLC Agreement.

(b)  Units that are tendered to the Feeder Fund in connection with the Offer will be retired, although the Feeder Fund may issue Units from time to time in accordance with the Prospectus and LLC Agreement.

(c)  None of the Feeder Fund, the Master Fund, Ironwood or the Board or any person controlling the Feeder Fund, the Master Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund;

(2)  any purchase, sale or transfer of a material amount of assets of the Feeder Fund;

(3)  any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund;

(4)  any change in the present Board or in the management of the Feeder Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)  any other material change in the Feeder Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)  the acquisition by any person of additional Units (other than the Feeder Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Item 5 above, including the Offer); or

(7)  any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Feeder Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Feeder Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The Feeder Fund expects that the amount offered for the purchase of Units pursuant to the Offer will not exceed the value of approximately 10% of the Units outstanding as of the Repurchase Date.  The Master Fund may maintain cash or borrow money (as described in paragraph (d) below) to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.  Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood would otherwise have liquidated such holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.

(b)  There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)  The Feeder Fund expects to incur expenses of approximately $6,750 in connection with the Offer.  Such expenses include, without limitation, costs of printing, mailing out the Offer to Purchase to each Member, filing fees and legal costs.

(d)  None of the Feeder Fund, Ironwood or the Board or any person controlling the Feeder Fund or Ironwood has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Feeder Fund expects that the repayment of any amounts borrowed by the Master Fund will be financed from: (i) additional funds contributed to the Feeder Fund by existing or new Members; (ii)additional funds contributed to the Master Fund by existing or new members of the Master Fund or (iii) from a liquidation of a portion of the Master Fund’s investment in one or more Underlying Funds.

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)   Not applicable.

(b)   Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Feeder Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)   (1)      The Feeder Fund was organized on August 25, 2010 and began operations on January 1, 2011.  Reference is made to (i) the financial statements of the Fund, which the Feeder Fund prepared and filed with the SEC on Form N-CSR on July 11, 2011, and which is incorporated by reference in its entirety for the purpose of filing this Schedule TO; and (ii) the unaudited financial statements of the Feeder Fund for the six-month period from May 1, 2011 to October 31, 2011, which the Feeder Fund prepared and filed with the SEC on Form N-CSRS on January 9, 2012 and which is incorporated by reference in its entirety for the purpose of filing this Schedule TO.

(2)  The Feeder Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(3)  Not applicable.

(4)  Estimated net asset value per Unit $1,011,151 (January 31, 2012)

(b)   The Feeder Fund’s net asset value will be reduced by the amount of the tendered Units that are accepted for purchase by the Feeder Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)   (1)      None.

(2)  None.

(3)  Not applicable.

(4)  Not applicable.

(5)  None.

(b)   None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Purchase Units and are incorporated herein by reference:

A.  Cover Letter to Offer to Purchase and Letter of Transmittal.

B.  Offer to Purchase.

C.  Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC
By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT as investment adviser

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer
February 24, 2012

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

EXHIBIT A

IF YOU DO NOT WANT TO SELL YOUR UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FEEDER FUND’S TENDER OFFER.

February 24, 2012

Dear Ironwood Multi-Strategy Fund LLC Member:

We are writing to inform you of important dates relating to a tender offer (an “Offer”) by Ironwood Multi-Strategy Fund LLC (the “Fund”).  If you are not interested in having the Fund repurchase your units of limited liability company interest of the Fund (the “Units”), please disregard this notice and take no action.

The Offer will begin on February 24, 2012 and will expire at 12:00 midnight, Eastern Standard Time, on March 26, 2012. The purpose of the Offer is to provide liquidity to Members of the Fund.  Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Fund pursuant to this Offer, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company (“State Street”) no later than 12:00 midnight, Eastern Standard Time, on March 26, 2012.  If you do not wish to have all or any portion of your Units repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the Offer, or call Ironwood at (415) 777-2400.

Sincerely,

Ironwood Multi-Strategy Fund LLC

IRONWOOD CAPITAL MANAGEMENT
ONE MARKET PLAZA, STEUART TOWER, SUITE 2500, SAN FRANCISCO, CA 94105
PHONE: (415) 777-2400 FAX: (415) 777-2600
ir@ironwoodpartners.com

EXHIBIT B

IRONWOOD MULTI-STRATEGY FUND LLC
One Market Plaza, Steuart Tower
Suite 2500
San Francisco, California 94105

OFFER TO PURCHASE UNITS
DATED FEBRUARY 24, 2012

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY STATE STREET BANK AND TRUST COMPANY
BY MARCH 26, 2012

THE OFFER WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MARCH 26, 2011

To the Members of Ironwood Multi-Strategy Fund LLC:

Ironwood Multi-Strategy Fund LLC, a Delaware limited liability company that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company (the “Feeder Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase” or the “Offer”) and the related Letter of Transmittal an amount of up to approximately 10% of the Units of the Feeder Fund outstanding as of June 30, 2012 (the “Repurchase Date”) from the members of the Feeder Fund (the “Members”).  As used in this Offer of Purchase, the term “Units” refers to units of limited liability company interest of the Feeder Fund.  The Feeder Fund’s investment objective is capital appreciation with limited variability of returns.  The Feeder Fund attempts to achieve this objective by investing substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”), which is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.  The Master Fund attempts to achieve its investment objective by allocating capital among a number of pooled entities that are organized in non-U.S. jurisdictions and classified as corporations for U.S. federal income tax purposes (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.  Ironwood Capital Management (“Ironwood”), an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Feeder Fund and the Master Fund.

The Offer is being made pursuant to tenders by Members at a price equal to the net asset value of the tendered Units as of the Repurchase Date, less any Early Repurchase Fee due to the Feeder Fund in connection with the repurchase.  Units will be subject to the Early Repurchase Fee if they have been held by the selling Member for less than one year as of the Repurchase Date. The “Early Repurchase Fee” is equal to 5.00% of the value of the tendered Units, which is payable to the Feeder Fund.  Members that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time, on  March 26, 2012 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Feeder Fund or its designated agent after the Offer Acceptance Deadline will be void.  The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.

There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Feeder Fund’s prospectus, dated August 30, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Feeder Fund’s Amended and

i

Restated Limited Liability Company Agreement dated October 5, 2010 (as it may be amended from time to time, the “LLC Agreement”).

Members should note that the value of the Units tendered in the Offer is expected to change between January 31, 2012 (the last time net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units tendered to the Feeder Fund for purchase will be determined.  Members tendering their Units should also note that they will remain Members in the Feeder Fund, with respect to the Units tendered and accepted for purchase by the Feeder Fund, through the Repurchase Date.  Members desiring to obtain the estimated net asset value of their Units may contact Ironwood  at (415) 777-2400 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Standard Time).

Members desiring to tender all or portions of their Units in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to Ironwood in the manner set out below.

Important

None of the Feeder Fund, Ironwood or the Feeder Fund’s Board of Directors (the “Board”) makes any recommendation to any Member whether to tender or refrain from tendering Units.  Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Feeder Fund as to whether Members should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Feeder Fund, Ironwood, or the Feeder Fund’s Board.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Ironwood Multi-Strategy Fund LLC
c/o State Street Bank and Trust Company
200 Clarendon Street
JHT1651
Boston, MA 02116
FAX: (617) 937-3051

ii

TABLE OF CONTENTS
1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	3
3.	Offer to Purchase and Price	4
4.	Amount of Tender	4
5.	Procedure For Tenders	5
6.	Purchases and Payment	5
7.	Certain Conditions of the Offer	6
8.	Certain Information About the Feeder Fund	6
9.	Certain Federal Income Tax Consequences	7
10.	Miscellaneous	9

iii

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•
Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) is offering to purchase Units (as defined below) of the Feeder Fund (the “Offer”) in an amount up to approximately 10% of the Units of the Feeder Fund outstanding as of June 30, 2012 (the “Repurchase Date”) from the members of the Feeder Fund (the “Members”).  The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Feeder Fund in connection with the repurchase.  As used in this Offer, the term “Units” refers to units of limited liability company interest of the Feeder Fund.  Members that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time, on March 26, 2012 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Feeder Fund or its designated agent after the Offer Acceptance Deadline will be void.

•
A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $50,000. The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

•
The Feeder Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Feeder Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Feeder Fund to dispose of securities it owns or to determine the value of the Feeder Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Feeder Fund, the Master Fund (as defined below in Section 8), the Members or the members of the Master Fund to suspend or postpone the Offer.

•
A Member who tenders for repurchase such Member’s Units as of the Repurchase Date will be subject to a fee of 5.00% of the value of the Units repurchased by the Feeder Fund, payable to the Feeder Fund (an “Early Repurchase Fee”) if the Units have been held by such Member for less than one year as of the Repurchase Date.

•
Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle such Member to be paid within 90 calendar days after the Repurchase Date (the “Payment Date”).

•	Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to 95% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling such Member to up to the remaining 5% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (as adjusted (if at all) in accordance with the next paragraph, the “Subsequent Payment”).

•
Following the later of: (i) the completion of the Feeder Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee, and the as-adjusted Subsequent Payment will be paid to such Member.

•
Payments for repurchased Units may be further delayed under circumstances where the Master Fund has determined to redeem its interests in Underlying Funds (as defined below in Section 8) to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

•
The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Feeder Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

•
The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units determined on the Repurchase Date, less the applicable Early Repurchase Fee.  Such amount is calculated by reference to the net asset value of the Feeder Fund’s assets (based in part on oral or written estimates of the value of the Master Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to such Member’s Units.  Such estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

•
Members tendering all of their Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of such Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date they can expect to receive payment of repurchase proceeds for such Units from the Feeder Fund.   Members whose Units are repurchased will bear the risk that the Feeder Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.  This period of time is intended, in part, to assist the Feeder Fund in paying the amount due to Members on the Payment Date.

2

•
The Offer is being made to all Members of the Feeder Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.  The Master Fund may maintain cash or borrow money to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.

•
If in this Offer, Members tender for repurchase more than 10% of Units outstanding on the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion, either: (i) repurchase only a pro rata portion of the amount of Units tendered by each Member according to the amount of Units tendered by each Member for repurchase as of the Repurchase Date, or (ii) initiate a new Offer pursuant to which the Feeder Fund will repurchase a greater amount of Units, which may be equal to or less than the number of Units tendered by Members in this Offer, provided, however, that if the number of units of limited liability company interests of the Master Fund (“Master Fund Units”) tendered for repurchase concurrently with this Offer by members of the Master Fund (including, for the avoidance of doubt, Master Fund Units tendered by the Feeder Fund) is equal to 10% or less of outstanding Master Fund Units as of the Repurchase Date, the Board expects to accept the tender of all Units. If a Member would like the Feeder Fund to purchase all of its Units or any portion of its Units, it should complete, sign and either (i) deliver a Letter of Transmittal to Ironwood Multi-Strategy Fund LLC, c/o State Street Bank and Trust Company, 200 Clarendon Street, JHT1651, Boston, MA 02116; or (ii) fax it to State Street Bank and Trust at (617) 937-3051, so that it is received before 12:00 midnight, Eastern Standard Time, on March 26, 2012.  IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO STATE STREET BANK AND TRUST COMPANY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MARCH 26, 2012).  The value of the Units is expected to change between January 31, 2012 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact Ironwood at (415) 777-2400 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Standard Time).

Please note that the Feeder Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on March 26, 2012, a Member that tenders all of its Units will remain a Member of the Feeder Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Feeder Fund’s prospectus, dated August 30, 2011 (the “Prospectus”) and the Feeder Fund’s Amended and Restated Limited Liability Company Agreement dated October 5, 2010 (the “LLC Agreement”).  The Prospectus and the LLC Agreement provide that the Board has the sole and absolute discretion to determine whether it will cause the Feeder Fund to offer

3

to repurchase Member’s Units pursuant to a tender offer to repurchase.  In determining whether the Feeder Fund should make an Offer to repurchase Units from Members in response to repurchase requests, and the number of Units that will be the subject of such Offer, the Board will consider, among other things, the recommendation of Ironwood.

Because there is no established trading market for the Units and any transfer of Units is strictly limited by the terms of the Prospectus and the LLC Agreement, the Board has determined to cause the Feeder Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Prospectus and the LLC Agreement and the recommendations of Ironwood.

Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.  Also, the Master Fund may maintain cash or borrow money to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Feeder Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Feeder Fund’s aggregate exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Master Fund’s investments in the Underlying Funds.  The Feeder Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.  Payment for Units purchased pursuant to the Offer will require the Feeder Fund to tender a portion of its Master Fund Units.  Such a tender by the Feeder Fund could result in Ironwood being required to raise cash to accommodate the tender by liquidating the Master Fund’s portfolio holdings in the Underlying Funds earlier than Ironwood would otherwise have liquidated such holdings, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Feeder Fund also bears a pro rata portion of the operating expenses of the Master Fund.

You should also realize that, although the Offer is scheduled to expire on March 26, 2012, you will remain a Member of the Feeder Fund through the Repurchase Date with respect to the Units you have tendered and that are accepted for purchase by the Feeder Fund.

3.	OFFER TO PURCHASE AD PRICE.

The Feeder Fund will, on the terms and subject to the conditions of this Offer, purchase an amount of Units up to approximately 10% of the Units outstanding as of the Repurchase Date that are tendered by Members by 12:00 midnight, Eastern Standard Time, on March 26, 2012 at the net asset value per Unit calculated as of the Repurchase Date (as defined in Section 1 above).  Proceeds of the Units tendered for purchase pursuant to this Offer will be payable as set out in Section 7.

4.	AMOUNT OF TENDER.

A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of its Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $50,000. The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

4

If, in this Offer, Members tender for repurchase more than 10% of Units outstanding on the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion either: (i) repurchase only a pro rata portion of the amount of Units tendered by each Member, according to the amount of Units tendered by each Member for repurchase as of the Repurchase Date; or (ii) initiate a new Offer pursuant to which the Feeder Fund will repurchase a greater amount of Units, which may be equal to or less than the number of Units tendered by Members in this Offer, provided, however, that if the number of Master Fund Units tendered for repurchase concurrently with this Offer by members of the Master Fund (including, for the avoidance of doubt, Master Fund Units tendered by the Feeder Fund) is equal to 10% or less of outstanding Master Fund Units as of the Repurchase Date, the Board expects to accept the tender of all Units.

5.	PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to the Offer should respond to the Feeder Fund with an Offer Acceptance by delivering a completed and executed Letter of Transmittal to Ironwood Multi-Strategy Fund LLC c/o State Street Bank and Trust Company at the address set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by State Street Bank and Trust Company no later than 12:00 midnight, Eastern Standard Time, on March 26, 2012.  The Feeder Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to State Street Bank and Trust Company must also send or deliver the original completed and executed Letter of Transmittal to State Street Bank and Trust Company promptly thereafter.

6.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Feeder Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to purchase such Units.

The value of the Units tendered to the Feeder Fund for purchase will be the net asset value as of the close of business on the Repurchase Date, less the applicable Early Repurchase Fee due to the Feeder Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle such Member to be paid on the Payment Date (a day within 90 calendar days after the Repurchase Date).

Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling such Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

5

Following the later of: (i) the completion of the Feeder Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee, and the as-adjusted Subsequent Payment will be paid to such Member.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Feeder Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

7.	CERTAIN CONDITIONS OF THE OFFER.

A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $50,000. The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

In addition, the Feeder Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board, including a majority of the Independent Directors.  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Feeder Fund to dispose of securities it owns or to determine the value of the Feeder Fund’s net assets; (ii) for any other periods that the Securities Exchange Commission (the “SEC”) permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Feeder Fund, the Master Fund, the Members or the members of the Master Fund to suspend or postpone the Offer.

8.	CERTAIN INFORMATION ABOUT THE FEEDER FUND.

The name of Feeder Fund is “Ironwood Multi-Strategy Fund LLC”.  The Feeder Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Feeder Fund’s investment objective is capital appreciation with limited variability of returns.  The Feeder Fund attempts to achieve this objective by investing substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”), which is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.

The Master Fund attempts to achieve its investment objective by allocating capital among a number of pooled entities that are organized in non-U.S. jurisdictions and classified as corporations for U.S. federal income tax purposes (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

6

Ironwood, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Feeder Fund and the Master Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors on the Feeder Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price and Jonathan Gans.  Their address is c/o Ironwood Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

None of the Feeder Fund, the Master Fund, Ironwood or the Board or any person controlling the Feeder Fund, the Master Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund;

(2)	any purchase, sale or transfer of a material amount of assets of the Feeder Fund;

(3)	any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund;

(4)
any change in the present Board or in the management of the Feeder Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)
any other material change in the Feeder Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)
the acquisition by any person of additional Units (other than the Feeder Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase, as described in Item 5 above, including the Offer); or

(7)	any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Feeder Fund.

9.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Units by the Feeder Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Feeder Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.

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The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of at least 20% in the Member’s proportionate interest in the Feeder Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires  that all Units of the Feeder Fund actually and constructively owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Feeder Fund, which should be the case if the Member has a minimal interest in the Feeder Fund, exercises no control over Feeder Fund affairs and suffers a reduction in its proportionate interest in the Feeder Fund.

If the sale of your Units meets any of the tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss if the Units sold have been held by you as a capital asset.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum capital gains rate currently applicable to such a sale of Units by an individual in 2011 will be 15%.

Upon disposition of Units, the Feeder Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012 and disposed of after that date, cost basis to you and the IRS.  For each disposition, the cost basis will be calculated using the Feeder Fund’s default method of first-in, first-out, unless you have instructed the Feeder Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by you (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units.  If you hold your Units through a broker (or other nominee), please contact that broker (nominee) with respect to reporting of cost basis and available elections for your account. You should consult with your tax advisor to determine the best IRS-accepted cost basis method for your tax situation and to obtain more information about how the new cost basis reporting law applies to you.

If none of the Section 302 tests described above is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on: (i) whether there are sufficient otherwise undistributed earnings and profits to support a dividend; and (ii) your tax basis in the Units.  In that case, the tax basis in the Units tendered to the Feeder Fund remaining after any return of capital will be transferred to any remaining Units held by you in the Feeder Fund.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to a withholding tax unless either:

(1)
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9, and certifies under penalty of perjury: (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

(2)	an exception applies under applicable law and Treasury regulations.

10.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Feeder Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Feeder Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Feeder Fund believes such exclusion is permissible under applicable laws and regulations,

8

provided the Feeder Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Feeder Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting State Street Bank and Trust Company at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

9

EXHIBIT C

IRONWOOD MULTI-STRATEGY FUND LLC – LETTER OF TRANSMITTAL

Regarding Units of Ironwood Multi-Strategy Fund LLC Being Tendered Pursuant to
the Offer to Purchase Dated February 24, 2012

THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY
STATE STREET BANK AND TRUST COMPANY
AT 200 CLARENDON STREET, JHT1651, BOSTON, MA 02116
BY 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MARCH 26, 2012.
To Whom It May Concern:

The undersigned, on behalf of himself, herself or an entity for which the undersigned is an authorized signatory (collectively, the “Selling Member”) hereby tenders to Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) all or such portion of the units of limited liability company interest of the Feeder Fund held by the Selling Member (as detailed on the Information Sheet attached hereto, the “Tendered Units”) on the terms and conditions set out in the Offer to Purchase, dated February 24, 2012 (the “Offer”).  THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FEEDER FUND TO REJECT ANY AND ALL TENDERED UNITS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE PROPERLY TENDERED.

The Selling Member hereby:

1.
agrees (a) to sell to the Feeder Fund the Tendered Units; (b) to execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer; (c) that all authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the Selling Member; (d) that the obligation of the Selling Member hereunder will be binding on the heirs, personal representatives, successors and assigns of the Selling Member; and (e) that the tender of the Tendered Units is irrevocable by the Selling Member.

2.
represents and warrants that (a) the Selling Member has full authority to sell the Tendered Units; (b) if the Feeder Fund determines to purchase all or a portion of the Tendered Units, the Feeder Fund will acquire good title to such Tendered Units, free and clear of all liens, charges, encumbrances, conditional sales agreements, adverse claims or other obligations (except, for the avoidance of doubt, any obligations set forth in the amended and restated limited liability company agreement of the Feeder Fund or as may arise under applicable law); and (c) if the Selling Member is a an entity, that the undersigned has full power and authority to sell the Tendered Units to the Feeder Fund pursuant to the terms of the Offer;

3.
acknowledges and agrees that (a) the Selling Member has received the Offer; (b) the Selling Member has had an opportunity to review the Offer and ask the Feeder Fund (or its affiliates) any questions that the Selling Member deems necessary to determine whether to tender the Tendered Units; and (c) under certain circumstances set out in the Offer, the Feeder Fund may not be required to purchase any or all of the Tendered Units;

4.
acknowledges and agrees that, as of June 30, 2012 (the “Repurchase Date”), if the Feeder Fund determines to purchase all or any portion of the Tendered Units that have been held by the Selling Member for less than one year as of the Repurchase Date (such portion purchased, the “Purchased Units”), the Selling Member will be subject to a fee of 5.00% of the value of the Purchased Units, payable to the Feeder Fund (an “Early Repurchase Fee”);

5.	acknowledges and agrees that, if the Purchased Units represent less than 95% of the Units held by the Selling Member, the Selling Member will receive the specified dollar amount equal to the net

Letter of Transmittal Page 1 of 4

asset value of such Purchased Units, less the applicable Early Repurchase Fee and, promptly after the Repurchase Date, the Selling Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling the Selling Member to be paid an amount equal to 100% of the unaudited net asset value of the Selling Member’s Purchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Selling Member’s Units), less the applicable Early Repurchase Fee, which such note will entitle the Selling Member to be paid within 90 calendar days after the Repurchase Date (the “Payment Date”);

6.
acknowledges and agrees that, if the Purchased Units represent 95% or more of the Units held by the Selling Member, the Selling Member will receive the specified dollar amount equal to the net asset value of such Purchased Units, less the applicable Early Repurchase Fee, and  the Feeder Fund will issue the Selling Member (a) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to 95% of the estimated unaudited net asset value of the Selling Member’s Purchased Units (as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Selling Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (b) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling the Selling Member to up to the remaining 5% of the estimated unaudited net asset value of the Selling Member’s Purchased Units (as of the Repurchase Date, after giving effect to all allocations to be made as of the date to the Selling Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (the “Subsequent Payment”), provided, however, that the amount of the Subsequent Payment will be adjusted and paid after (i) the completion of the Feeder Fund’s annual audit; or (ii) such longer period as the Board of Directors of the Feeder Fund in its discretion deems necessary to protect the interests of the remaining Members in the Feeder Fund, in each case so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of the Purchased Units (as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Selling Member’s Units), less the applicable Early Repurchase Fee;

7.
acknowledges and agrees that if the Purchased Units are equal to less than all of the Units held by the Selling Member and the Feeder Fund’s purchase of the Purchased Units would cause the Selling Member’s remaining Units to have an aggregate net asset value of less than $50,000, the Feeder Fund may reduce the amount of the Purchased Units so that the Selling Member’s required minimum aggregate net asset value of Units is maintained; and

8.
acknowledges and agrees that (i) for each disposition of the Purchased Units by the Selling Member, the cost basis will be calculated using the Feeder Fund’s default method of first-in, first-out, unless the Selling Member has instructed the Feeder Fund in writing to use a different calculation method permitted by the Internal Revenue Services, including average cost or specific Unit lot identification and (ii) the cost basis method elected by the Selling Member (or the cost basis method applied by default) for each disposition of Purchased Units may not be changed after the settlement date of each such disposition of Purchased Units.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Letter of Transmittal Page 2 of 4

Signature	Name (and Title, if applicable)	Date

Signature	Name (and Title, if applicable)	Date

Signature	Name (and Title, if applicable)	Date

THIS DOCUMENT REQUIRES A MEDALLION SIGNATURE GUARANTEE BELOW ONLY
WHEN AUTHORIZED SIGNER(S) INSTRUCT THE FEEDER FUND TO SEND TENDER
PROCEEDS TO AN ACCOUNT OTHER THAN THE BROKER/CUSTODIAN ACCOUNT OF
RECORD.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR
TENDER REQUEST.

PLEASE FAX OR MAIL TO: State Street Bank and Trust Company 200 Clarendon Street JHT1651 Boston, MA 02116 FAX: (617) 937-3051	FOR ADDITIONAL INFORMATION: PHONE: (415) 777-2400 FAX: (617) 937-3051

Letter of Transmittal Page 3 of 4

INFORMATION SHEET TO LETTER OF TRANSMITTAL

Repurchase Date:  June 30, 2012

Offer Acceptance Deadline: 12 Midnight EST, March 26, 2012

THIS INFORMATION SHEET MUST BE COMPLETED FOR TENDER REQUEST TO BE IN
GOOD ORDER FOR PROCESSING

NAME AND ADDRESS OF SELLING MEMBER
Name:
Address:
City, State, Zip:
Telephone Number:
Advisor Firm Name (if applicable):
Advisor Rep Name:
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, PSP, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

TENDERED UNITS:

[ ] Entire amount of Units	[ ]_______ Percent of Units	[ ]$_____________*

PAYMENT

Please Deliver All Cash Proceeds via Federal Wire to the Following:
Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:

PROMISSORY NOTE: Any promissory note issued will be registered in this name and mailed to the Selling Member at the address maintained in the books and records of the Feeder Fund.

* If the total net asset value of your Units (as of the Repurchase Date) is equal to or less than this amount, this Letter of Transmittal will be treated as a request to tender all of your Units.

Letter of Transmittal Page 4 of 4